Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of MediciNova, Inc. for the registration of common stock, preferred stock, debt securities, depositary shares, warrants to purchase debt securities, preferred stock, common stock or depositary shares and rights to purchase common stock or preferred stock and to the incorporation by reference therein of our reports dated March 12, 2015, with respect to the consolidated financial statements of MediciNova, Inc. and the effectiveness of internal control over financial reporting of MediciNova, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

November 30, 2015